Issuer Free Writing Prospectus Dated September 21, 2011
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated September 20, 2011
Relating to Registration No. 333-174255
TranS1 Inc.
6,200,000 Shares of Common Stock
This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus supplement dated September 20, 2011 (the “Prospectus Supplement”). The following information supplements and updates the information contained in the Prospectus Supplement.

Issuer:	TranS1 Inc.

Nasdaq Global Market Symbol:	TSON

Common Stock Offered by the Issuer:	6,200,000 shares

Underwriters’ Over-Allotment Option:	The underwriters have a 30-day option to purchase up to 930,000 additional shares of Common Stock from TranS1 Inc. to cover over-allotments, if any.

Price to the Public:	$3.25 per share

Potential Purchases by Affiliates and Principle Stockholders:	Entities affiliated with Delphi Ventures and Advanced Technology Ventures, which are each principal stockholders of TranS1 Inc., have indicated an interest in purchasing an aggregate of approximately 2,538,461 shares of Common Stock in this offering. Advanced Technology Ventures is affiliated with a member of TranS1 Inc.’s board of directors. Additionally, David Simpson, a director, and Joseph Slattery, our Chief Financial Officer, have indicated an interest in purchasing 50,000 shares and 15,000 shares, respectively, at the public offering price. Because these indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering, or TranS1 Inc.’s underwriters may elect not to sell any shares in this offering to any or all of these stockholders.

Gross Proceeds:	$20,150,000 ($23,172,500 assuming exercise in full of the underwriters’ over-allotment option)

Use of Proceeds:	TranS1 Inc. intends to use the net proceeds from this offering to fund additional clinical trials, to support continuing reimbursement efforts, to hire additional sales personnel to support revenue growth, for research and product development activities, to fund working capital and for other general corporate purposes. While TranS1 Inc. has no present understandings, commitments or agreements to enter into any potential acquisitions, a portion of the net proceeds may be used for the acquisition of, or investment in, technologies, products or assets that complement TranS1 Inc.’s business. Accordingly, management will retain broad discretion as to the allocation of the net proceeds of this offering.

Dilution:	As of June 30, 2011, TranS1 Inc. had a historical net tangible book value of Common Stock of approximately $1.85 per share. Based on the public offering price of $3.25 per share, and not accounting for the exercise of the Underwriters’ Over-Allotment Option, if you purchase shares of Common Stock in this offering, you will incur an immediate dilution in net tangible book value of approximately $1.15 per share, and as a result of the offering, existing stockholders of TranS1 Inc. will experience an immediate increase in net tangible book value of approximately $0.25 per share.

Trade date:	September 21, 2011

Closing date:	September 26, 2011

CUSIP:	89385X 105

Underwriters:	Piper Jaffray & Co. is acting as the sole book-running manager for the offering and Canaccord Genuity Inc. is acting as co-manager.
TranS1 Inc. filed a registration statement (including a base prospectus and a preliminary prospectus supplement thereto) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus and the preliminary prospectus supplement thereto in that registration statement (including the documents incorporated by reference therein) and other documents TranS1 Inc. has filed with the SEC for more complete information about TranS1 Inc. and this offering. You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, a written prospectus and accompanying preliminary prospectus supplement related to the offering may be obtained from Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by telephone at (800) 747-3924.
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